SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or  15d-16 under the
securities exchange act of 1934

For the month of April, 2009

Commission File Number 001-33921

CASCAL N.V.

(Translation of registrant’s name into English)

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      No  ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release

On April 7, 2009, Cascal N.V. (“Cascal”) issued a press release, attached as Exhibit 15.116, announcing the publication of the Final Business Plan for its largest subsidiary, Bournemouth & West Hampshire Water (BWHW), as required under the UK water industry five-year rate review that becomes effective in April 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V.
(Registrant)

	By:	/s/ Stephane Richer
Name: Stephane Richer Title: Chief Executive Officer

	By:	/s/ Steve Hollinshead
Name: Steve Hollinshead Title: Chief Financial Officer

Date:           April 7, 2009

EXHIBIT INDEX

Exhibit	Description of Exhibit

15.116	Press Release - “Cascal N.V. Announces Publication of Bournemouth & West Hampshire Water OFWAT Business Plan”